UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October, 2007

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compared to the Same Period of 2006:
D&S’s Profits Increased by 48.7% for the Period January-September 2007

– Profits amounting to Ch$33,945 million are mainly due to the 5.3% increase in revenues and the 39.3% increase in operating income. The Company’s EBITDA increased 23.2%.
SANTIAGO, Chile, Oct. 25 /PRNewswire-FirstCall/ -- D&S, the main supermarket chain in Chile, showed net profits amounting to Ch$33,945 million (US$66.4 million), representing a 48.7% increase over results for the same period in 2006.

This increase is explained by the 5.3% growth in net revenues over the previous year, amounting to Ch$1,353,604 million (US$2,647.7 million) and by the 39.3% increase in operating income which totaled Ch$62,674 million (US$126.5 million). Gross income increased by 7.3% amounting to Ch$384,755 million.

Alejandro Droste, CFO of D&S, stated that “The significant increase in net revenues is mainly due to the 7.3% nominal increase in total sales, which is in turn the result of the 6.4% nominal increase in same store sales (SSS), and the net increase in 26,997 sq.m of sales area due to the opening of 11 Lider stores during the period October 2006 to September 2007”. These new stores represent a 6.0% increase in total sales area and they are 6 Express supermarkets and 5 Hiper Lider hypermarkets. Additionally, 22 Ekono stores, D&S’s discount format, have been opened during the period January-September 2007.

Net revenues from D&S’s financial services increased by 29.6% compared to the same period din 2006, amounting to Ch$83,258 million (US$162.9 million).

[logo]

Net revenues from D&S’s real estate subsidiary, Saitec, totaled Ch$16,817 million (US$32.9 million, a 16.0% increase over revenues for the period January-September of 2006.

The Company’s EBITDA was 23.2% higher, reaching Ch$108,224 million (US$211.7 million) compared to the period January-September 2006, representing 8.0% of revenues, a favorable result when compared to the 6.8% EBITDA margin for the Company during the same period of the previous year.

Consolidated Results Period January-September

	2007			2006			Change
	Ch$ million	US$ million	% of Rev.	Ch$ million	US$ million	% of Rev.	% YoY
Sales	1,113,001	2,177.1	82.2%	1,073,453	2,099.7	83.5%	3.7%
Other Income	240,603	470.6	17.8%	211,935	414.6	16.5%	13.5%
Net revenues	1,353,604	2,647.7	100.0%	1,285,388	2,514.3	100.0%	5.3%
Cost of sales	968,849	1,895.1	71.6%	926,796	1,812.9	72.1%	4.5%
Gross Income / Margin	384,755	752.6	28.4%	358,592	701.4	27.9%	7.3%
Recurring Operating Expenses	275,512	538.9	20.4%	269,985	528.1	21.0%	2.0%
Start-up Expenses	1,019	2.0	0.1%	738	1.4	0.1%	38.0%
Total Operating Expenses (SG&A)	276,531	540.9	20.4%	270,723	529.6	21.1%	2.1%
EBITDA	108,224	211.7	8.0%	87,869	171.9	6.8%	23.2%
Depreciation	43,550	85.2	3.2%	41,434	81.0	3.2%	5.1%
Total Operating Expenses	320,081	626.1	23.6%	312,158	610.6	24.3%	2.5%
Operating Income	64,674	126.5	4.8%	46,435	90.8	3.6%	39.3%
Financial Expenses	(19,974)	(39.1)	-1.5%	(18,785)	(36.7)	-1.5%	6.3%
Other Non-operating Income (Expenses)	(2,893)	(5.7)	-0.2%	715	1.4	0.1%	-504.7%
Monetary Correction	(602)	(1.2)	0.0%	144	0.3	0.0%	-518.4%
Non-Operating Income	(23,469)	(45.9)	-1.7%	(17,927)	(35.1)	-1.4%	30.9%
Income before Tax	41,205	80.6	3.0%	28,508	55.8	2.2%	44.5%
Income Tax	(7,262)	(14.2)	-0.5%	(5,717)	(11.2)	-0.4%	27.0%
Minority Interest	3	0.0	0.0%	34	0.1	0.0%	-91.9%
Income	33,945	66.4	2.5%	22,825	44.6	1.8%	48.7%
Amortization of Goodwill	-	-	0.0%	-	-	0.0%
Net Income	33,945	66.4	2.5%	22,825	44.6	1.8%	48.7%

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at September 30, 2007 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$511.23).

For further information, please contact:
Alejandro Droste, Chief Financial Officer: adroste@dys.cl
Phone: 56-2-484 7750
Miguel Núñez, Finance Manager Retail: mnunez@dyscorp.cl
Phone : 56-2-484 7754
Loreto Bradford, Investor Relations Officer: lbradford@dys.cl
Phone: 56-2-484 7757